Exhibit 99.1

April 28th, 2026

COMISION NACIONAL BANCARIA Y DE VALORES

Insurgentes Sur No. 1971

Col. Guadalupe Inn

01020 Ciudad de México

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.

Reforma No. 255 Mezzanine

Col. Cuauhtémoc

06500 Ciudad de México

Ref: Certification of Restatement of Bylaws

Dear Sirs:

The undersigned, ALEJANDRO PUCHEU ROMERO, in my capacity as secretary of the board of directors of the company Corporación Inmobiliaria Vesta, S.A.B. of C.V. (the "Company"), under oath and in compliance with the provisions of section V of article 34 of the General Provisions Applicable to Securities Issuers and other Securities Market Participants; I hereby inform you that the bylaws of the Company attached to this certification were approved and certified by public deed number 49,849 dated April 24th, 2026, granted before Mr. Ponciano López Juárez, Notary Public number 222 of Mexico City, which first testimony was duly recorded in mercantile file number 279206 of the public registry of commerce of Mexico City on April 29th, 2026.

Sincerely,

/s/

Mr. Alejandro Pucheu Romero

Secretary of the Board of Directors